EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 02, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held virtually earlier today, the eight director nominees listed in FirstService’s management information circular dated February 12, 2025 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yousry Bissada	29,196,775	98.814%	350,561	1.186%
Elizabeth Carducci	29,196,981	98.814%	350,355	1.186%
Steve H. Grimshaw	27,419,070	92.797%	2,128,266	7.203%
Jay S. Hennick	26,373,017	89.257%	3,174,319	10.743%
D. Scott Patterson	29,016,667	98.204%	530,669	1.796%
Frederick F. Reichheld	28,860,731	97.676%	686,605	2.324%
Joan Eloise Sproul	29,103,907	98.499%	443,429	1.501%
Erin J. Wallace	27,757,798	93.943%	1,789,538	6.057%

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year and a non-binding advisory resolution on FirstService’s approach to executive compensation, all as set out in the Circular.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential – North America’s largest manager of residential communities; and FirstService Brands – one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.2 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566